UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the months of July 2025

Commission File Number: 001-41425

金太阳健康科技集团有限公司

(Translation of registrant’s name into English)

Golden Sun Health Technology Group Limited

Room 503, Building C2, No. 1599

Xinjinqiao Road, Pudong New Area

Shanghai, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Completion of Acquisition or Disposition of Assets

On July 30, 2025, Wenzhou Lilong Network Technology Co., Ltd (温州利龙网络科技有限公司）(formally, Wenzhou Lilong Logistics Services Co., Ltd. (温州利龙后勤服务有限公司)) (the “Purchaser”), an indirectly wholly-owned subsidiary of Golden Sun Health Technology Group Limited (the “Company), closed the previously disclosed transaction pursuant to the Share Purchase Agreement (the “SPA”) with Zhao Dongfang and Lin Suifang (collectively, the “Seller”).

Pursuant to the SPA, the Seller sold to the Purchaser all of the issued and outstanding shares of Zhejiang Oulong Cultural and Tourism Industry Development Co., Ltd, formerly known as Kaiye (Wenzhou) Water Project Development Co., Ltd (“Kaiye (Wenzhou)”) (浙江欧龙文旅产业发展有限公司, 原名：凯烨（温州）水上项目开发有限公司) (the “Zhejiang Oulong”), a company duly incorporated and existing under the laws of the People’s Republic of China, established on July 2, 2020. Pursuant to the SPA, the total consideration is $5,000,000, which would be paid in three installments. On March 1, 2024, all parties agreed to amend the consideration to $6,155,951 (RMB43.2 million). As previously disclosed in the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on February 14, 2025, the Company had paid $3,602,000 as of September 30, 2023. As of July 30, 2025, total payments made amounted to $5,517,719. The remaining balance in the amount of $638,232 will be paid within 180 days following the completion of the registration of the transfer of the shares with the relevant authorities in China.

The acquisition of Zhejiang Oulong constituted a significant acquisition for purposes of Rule 3.05 of Regulation S-X, as Zhejiang Oulong met the significant subsidiary investment test. Accordingly, the Company is furnishing the audited financial statements of the acquired business and unaudited pro forma financial information required in connection with its acquisition of Zhejiang Oulong.

The Company hereby incorporates by reference into its Registration Statement on Form F-1 (Registration No. 333-285857, the “Resale F-1”) the information contained in this Report on Form 6-K, including the audited financial statements of Zhejiang Oulong Cultural and Tourism Industry Development Co., Ltd. and the related unaudited pro forma condensed combined financial information furnished as Exhibits 99.1 and 99.2 hereto.

The following information includes forward-looking projections of the operating results of Zhejiang Oulong for the fiscal years ending September 30, 2025 and 2026. These projections are presented for illustrative purposes only and do not reflect pro forma financial information under Article 11 of Regulation S-X. Actual results may differ materially due to a variety of factors discussed under “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended September 30, 2024, the Company’s Resale F-1.

Projected Financial Summary (unaudited; translated at an exchange rate of 7.2043 RMB/USD)

RMB in thousands	FY2025 Estimate	FY2026 Estimate
Revenue	¥4,144	¥4,558
Cost of Sales	¥3,315	¥3,647
Gross Profit	¥829	¥912
Selling Expenses	¥15	¥17
G&A Expenses	¥180	¥195
Operating Income	¥634	¥700
Income Tax	¥32	¥35
Net Income	¥602	¥665

USD Equivalent (at 7.2043)	FY2025 Estimate	FY2026 Estimate
Revenue	$575,212	$632,733
Cost of Sales	$460,170	$506,187
Gross Profit	$115,042	$126,547
Selling Expenses	$2,082	$2,290
G&A Expenses	$24,985	$27,095
Operating Income	$87,975	$97,161
Income Tax	$4,399	$4,858
Net Income	$83,576	$92,303

Note: The above presented projections are based on management's current expectations regarding operating performance, cost structure, and general market conditions. These assumptions are inherently uncertain and may be affected by external factors including regulatory developments, market demand, supply chain logistics, and macroeconomic conditions.

About Golden Sun

Established in 1997 and headquartered in Shanghai, China, Golden Sun Health Technology Group Limited, formerly known as Golden Sun Education Group Limited, is primarily a provider of tutorial services in China with over twenty years of experience in educational services that focus on the development of each of its student’s strengths and potential, and the promotion of life-long skills and interests in learning. As a holding company, the Company conducts operations through operating subsidiaries which are incorporated in the PRC. The Company has over twenty-five years of experience providing educational services that focus on the development of each of our student’s strengths and potential, and the promotion of life-long skills and interests in learning. The operating entities operate tutorial centers for children and adults, one educational company that partners with high schools to offer language classes to their students, and one logistic and consulting services company.

Since 2023, the Company started implementing a strategic transition endeavoring to establish its own wellness brands and an e-commerce platform that will be used to promote and sell wellness products.

Additionally, in August 2024 the Company embarked on the next stage of the Company’s ongoing business transformation, by entering into a joint venture named Shanghai Fuyang Cultural Tourism Development Co., Ltd, aiming to capitalize on the rapidly growing cultural tourism sector in China.

The expansion undertaken since 2023 is expected to further diversify the Company’s revenue streams while leveraging its years of expertise in education sector.

For more information, visit the Company’s filings with the SEC and the Company’s website at ir.jtyjyjt.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's annual report and other filings with the U.S. Securities and Exchange Commission.

Exhibits
99.1	Audited financial statements of Zhejiang Oulong Cultural and Tourism Industry Development Co., Ltd. as of and for the fiscal years ended September 30, 2024 and 2023

99.2	Unaudited pro forma condensed combined financial statements of Golden Sun Health Technology Group Limited and Zhejiang Oulong Cultural and Tourism Industry Development Co., Ltd. as of as of and for the fiscal years ended September 30, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Sun Health Technology Group Limited

By:	/s/ Xueyuan Weng
	Name:	Xueyuan Weng
	Title:	Chief Executive Officer

Date: July 30, 2025

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